EXHIBIT 99.1

Student Transportation Inc. Announces Share Purchase

BARRIE, Ontario, April 11, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB) announced that SNCF-Participations (SNCF-P) has sold its remaining shares of the Company as part of its previously announced strategy. SNCF-P had originally invested in the Company in 2008 and had sold four million shares in August 2015, thereby reducing their position by twenty seven percent. The French government railway’s private placement investment group said they were further reducing their position in STI along with a group of other transportation and logistics companies they considered as “non core assets” in their investment portfolio. SNCF-P sold approximately 6.4 million shares through a combination of a private transaction and a separate sale to a bank syndicate. Following those sales, the Company acquired SNCF-P’s remaining five million shares and will cancel those shares immediately.

STI Chairman and CEO Denis Gallagher stated, "SNCF-P has been a great partner over the past eight years. They helped us grow our business at a very formidable time in our history and were very supportive over the years. The share purchase by the company benefits all remaining shareholders by reducing the outstanding share count by five percent and reduces annual cash paid dividends by $2.2 million by cancelling those shares. We understand SNCF-P’s need to monetize their investment portfolio given current issues not only facing France but Europe as a whole. Any question of when they would exit the balance of shares they owned is now behind us. The Company is as strong as ever and will continue to be innovators and leaders in the school transportation industry. This was a good move for us as we concentrate on increasing cash flow per share. We have plenty of room on our credit facility for growth which we are targeting very carefully from our core school transportation business to our new Managed Services Group. As I have said before, our opportunities are plentiful as we are focused on installing and implementing new technologies and management systems along with advanced vehicle telematics to increase revenues and reduce costs with less assets.”

The Company will announce its fiscal 2016 third quarter results on May 11th and hold a conference call with analysts on May 12th.

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com

Investor Relations contacts:
The Equity Group Inc.
Fred Buonocore
(212) 836-9607/fbuonocore@equityny.com
Alex Kovtun
(212) 836-9620/akovtun@equityny.com